UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2024

SKEENA RESOURCES LIMITED

(Translation of Registrant's Name into English)

001-40961

(Commission File Number)

1133 Melville Street, Suite 2600, Vancouver, British Columbia, V6E 4E5, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                ☐                         Form 40-F              ☒

EXHIBIT INDEX

99.1	Material Change Report dated July 4, 2024.
99.2	Credit Agreement dated June 24, 2024.
99.3	Gold Purchase and Sale Agreement dated June 24, 2024.

Exhibit 99.1 of this Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2023, and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the SEC on April 1, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2024

SKEENA RESOURCES LIMITED

By:	/s/ Andrew MacRitchie
Andrew MacRitchie
Chief Financial Officer